EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trimeris, Inc:

We consent to the use of our reports dated March 8, 2006, with respect to the balance sheets of Trimeris, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

Raleigh, North Carolina

November 15, 2006